FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: August 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

August 1, 2006

The Registrant announces that it has decided not to proceed with the proposed distribution of up to 6.5 Million of it’s Minco Silver Corporation common shares.

2.

Exhibits

2.1

News Release dated August 1, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   August 1, 2006

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	August 1, 2006

NEWS RELEASE

MINCO MINING CANCELS THE PROPOSED DISTRIBUTION

OF MINCO SILVER SHARES

Minco Mining & Metals Corporation (TSX: MMM  AMEX: MMK) (the “Company”) has decided not to proceed with the proposed distribution of up to 6.5 million Minco Silver Corporation (“Minco Silver”) common shares held by the Company (the “Proposed Distribution”).

The Proposed Distribution has proven to be a complex and costly process, particularly to the Company’s US shareholder base, and would have subjected Minco Silver to registration with the SEC and ongoing US filing requirements pursuant to applicable securities laws, including Sarbanes Oxley legislation. In addition, due to the recent significant increase in the share price of Minco Silver, it would have resulted in a reduction of the share capital of Minco Mining (in the amount of the value of the Minco Silver shares to be distributed) to such an extent that Minco Mining would have had a shareholders’ deficiency that would jeopardize its AMEX listing. The Company would also have been subject to a heavy tax burden in Canada amounting to several million dollars, dependent on the price of the shares of Minco Silver at the time of the Proposed Distribution.

Minco Mining’s management team and board of directors have worked diligently over the last few months, in consultation with both US and Canadian legal and tax advisors, in an attempt to find a solution to this issue that would be in the best interests of the Company and all of its shareholders.

At the Company’s Annual and Special General Meeting of shareholders held on June 27, 2005, shareholders approved a Special Resolution that the Company reduce its paid up capital by way of the distribution to its shareholders of 6,500,000 common shares of Minco Silver Corporation, on the terms and conditions described in the Company’s Information Circular dated May 9, 2005.  However, this resolution also authorized the directors of the Company to revoke the resolution at any time prior to the effective date of the Proposed Distribution, and determine not to proceed with the reduction of its paid up capital without further approval of the Company’s shareholders.

The Company is confident that the right decision has been made so as to increase shareholder value and maximize the Company’s potential. Minco Silver’s Fuwan project is a world class silver deposit, and therefore an important asset of Minco Mining which will enable the Company to obtain greater leverage from both the North American and European financial markets.

Mino Mining aims to become the leading Western based mining company operating in China, and cancellation of the Proposed Distribution will allow its management team to focus their energies on realizing this goal.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of high quality mineral projects in China, and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Byron Cox, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Mining’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Mining & Metals Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.